Exhibit A


          ANDREWS GROUP TO BUY 67% OF TOY BIZ CLASS A COMMON STOCK

               New York, Oct. 17 -- Andrews Group Incorporated announced that it has reached agreement to purchase approximately 67% of the Class A Common Stock of Toy Biz, Inc. (NYSE: TBZ) at a price consisting of cash and Andrews Group debt estimated to have a value below current market. Andrews Group's subsidiary, Marvel Entertainment Group, Inc. (NYSE: MRV) currently holds substantially all of the Toy Biz Class B common stock. The selling Class A shareholders are Isaac Perlmutter and Avi Arad.

               Andrews Group also anticipates making a proposal to Marvel under which Andrews Group (or an affiliate) would purchase new equity capital at Marvel. This proposal will be subject to a number of significant conditions, including the waiver by Marvel's banks of certain financial covenants contained in its bank credit facilities, the restructuring of those facilities to provide for Marvel's cash requirements; and an agreement among Marvel, its banks, the holders of certain Marvel holding company bonds and Andrews Group on the terms of the Andrews Group purchase. Andrews Group noted that although there can be no assurance that agreement would be reached on the terms of the proposed equity purchase, it is expected that any such purchase would result in substantial dilution to the existing Marvel shares, including the Marvel shares which serve as collateral for Marvel holding company bonds.

               It is also anticipated that Marvel will be making a proposal shortly to the Toy Biz board of directors that Marvel acquire all remaining shares of Toy Biz at a cash price approximating current market and that Toy Biz become a wholly owned subsidiary of Marvel. It is contemplated that Joseph M. Ahearn will contine as president and Chief Executive Officer of Toy Biz and that Mr. Arad and Mr. Perlmutter will also retain their Toy Biz management responsibilities.

               The Andrews Group agreement with Mr. Perlmutter and Mr. Arad is conditioned, and the Marvel proposal to Toy Biz will be conditioned, on Andrews Group purchasing new equity capital at Marvel; Andrews Group and Marvel could waive these conditions. In anticipation of receiving a proposal, the Toy Biz board of directors today formed a special committee of directors not affiliated with Andrews Group or Marvel to negotiate with Marvel on behalf of the Toy Biz minority stockholders.

               Marvel Entertainment Group, Inc. is a leading youth entertainment company. Operations include publishing of comic books, trading cards and activity stickers; marketing and distribution of toys; and licensing of its characters for consumer products, media and advertising promotions.

               Toy Biz, Inc. designs, markets and distributes toys in the boys, girls, preschool, activity and electronic toy categories featuring major entertainment and consumer brand name properties under license from Coleman, Disney, Gerber, Henson, Marvel, MCA/Universal, NASCAR and Revlon.

               Andrews Group Incorporated is a subsidiary of MacAndrews & Forbes Holdings Inc., a diversified holding company with interests in consumer products, entertainment, publishing and financial services.

Contact:  Lawrence A. Rand of Kekst and Company, Inc., 212-593-2655.